

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 28, 2008

Keith E. Pratt
Chief Financial Officer
McGrath RentCorp
5700 Las Positas Road
Livermore, CA 94551-7800

> **Re: McGrath RentCorp**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 0-13292**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2007

Cover Page

1.   Since Nasdaq is now an exchange, please indicate in future filings that your common stock is registered under Section 12(b) of the Act.

Item 1A. Risk Factors, page 13

2.   In future filings, please delete the third and fourth sentences in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

DEFINITIVE PROXY STATEMENT

Executive Compensation and Other Information, page 14
2007 Executive Compensation Elements, page 16

3.   We note that the 2007 profitability component of the executive officers' incentive awards was based on the company's pre-tax income and that a new profitability component for 2008 is rental return on rental equipment. In future filings, please disclose in greater detail how these financial performance components were calculated. For example, quantify the gross margin on rents, direct SG&A, and the monthly average original acquisition costs of equipment. See Item 402(b)(2)(v) and (vi) of Regulation S-K. Please also describe in greater detail the elements of personal annual priorities that are taken into account when determining annual cash incentive bonuses for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) 551-3768 if you have questions regarding our comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant